SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated June 26, 2009

Number	Document Description	Document Number	Date of Document
1.	HUG Regulatory Announcement	1325124	June 26, 2009

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Company	Elementis PLC
TIDM	ELM
Headline	Elementis plc - pre-close trading statement
Released	07:01 26-Jun-2009
Number	HUG1325124

Elementis plc - pre-close trading statement

Elementis plc, a global specialty chemicals company, today issues a trading update ahead of its interim results for the half year ending June 30, 2009, which will be announced on August 3, 2009.

Trading patterns for the second quarter of the year appear to have stabilized, following the significant drop in sales volume at the end of last year.

In Specialty Products, sales volumes for the second quarter have shown modest improvement over the first quarter, when sales volumes were down by 33 per cent compared to the previous year. Customers however remain cautious and are maintaining conservative levels of inventory. Contribution margins and market share have remained relatively stable throughout the first half of the year. In Asia, the integration of Deuchem continues to progress well and the business has benefited from robust demand in the Chinese domestic market.

In Chromium, trading in the second quarter has been similar to the first, with sales volumes down by over 50 per cent compared to the previous year. The closure of the Eaglescliffe, UK facility is progressing as anticipated. The site has operated at a relatively high production rate during the first half of the year in order to transition the customer base and efficiently process the remaining raw material ahead of the closure. This, together with some strategic purchases of chrome ore in the remaining business, will lead to a net investment in working capital during the first half, a position which will reverse later in the year.

Consequently, it is anticipated that Specialty Products, Chromium and the Group will have a positive operating profit for the first six months of 2009, before previously announced one time closure and over-hedging costs. The Group is operating well within its banking covenants.

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Enquiries

Elementis 020 7408 9300
David Dutro, Group Chief Executive
Brian Taylorson, Finance Director

Financial Dynamics 020 7831 3113
Andrew Dowler
Greg Quine

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This announcement was originally distributed by Hugin. The issuer is solely responsible for the content of this announcement.

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